

Komathi Stem · 2nd

COO, Glooko, Inc.

Palo Alto, California, United States · Contact info

500+ connections

Glooko

University of Virginia

Experience

Chief Operating Officer
Glooko · Full-time
Jan 2020 – Present · 2 yrs
Palo Alto, CA

Founder and CEO
monARC Bionetworks, Inc.
Aug 2016 – Dec 2019 · 3 yrs 5 mos
Palo Alto, CA

Founded a company focused on accelerating discovery by democratizing research where everyone has a voice, has access and benefits. The monARC Bionetworks' multi-discipline team of drug development and digital technology experts have created a comprehensive end-to-end clinical research platform that enables earlier and broader collaboration bet ...see more

Genentech
10 yrs 7 mos

Strategic Innovation Consultant
Apr 2016 – Jan 2017 · 10 mos

Sr. Director, Product Development
Jul 2006 – Mar 2016 · 9 yrs 9 mos
South San Francisco

Strategic Innovation Leader
Global Head of Study Management
Regional Monitoring Director

Chief Operating Officer and Strategic Advisor
Science 37, Inc.
Jan 2014 – Jul 2016 · 2 yrs 7 mos
Greater Los Angeles Area

Sr. Director
AstraZeneca
2003 – Jun 2006 · 3 yrs

Global Clinical Operations

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Education

University of Virginia
MA, Biomedical Engineering

1990 – 1992

St. Olaf College
Bachelor of Science (BS), Mathematics
1983 – 1987